SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spark Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 84651P100	13G	Page 2 of 7

1	NAME OF REPORTING PERSONS Ian V. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER 2,481,695**
	7	SOLE DISPOSITIVE POWER 25,000
	8	SHARED DISPOSITIVE POWER 2,481,695**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,506,695**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 84651P100	13G	Page 3 of 7

1	NAME OF REPORTING PERSONS 402 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,481,695**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,481,695**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,481,695**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $0.001 (“Common Stock”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Ian V. Jacobs (“Mr. Jacobs”) and (ii) 402 Capital, LLC, a Delaware limited liability company (“402 Capital” and together with Mr. Jacobs, the “Reporting Persons”).

This Schedule 13G relates to Common Stock of the Issuer purchased for the account of (i) 402 Fund, LP, a Delaware limited partnership (the “Fund”), of which 402 Capital acts as the investment manager, (ii) SCA Partners, LP, a Delaware limited partnership (“SCA”) of which 402 Capital acts as the investment manager, and (iii) Mr. Jacobs personal account. 402 Capital, as the investment manager, controls the investment decisions of both the Fund and SCA. Mr. Jacobs, as the managing member 402 Capital, controls its investment decisions.

Item 1(a)	Name of Issuer.

Spark Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

11150 Santa Monica Boulevard, Suite 600

Los Angeles, California

Item 2(a)	Name of Person Filing.

(1)	Ian V. Jacobs
(2)	402 Capital, LLC

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

5015 Underwood Avenue

Omaha, Nebraska 68132

Item 2(c)	Citizenship or Place of Organization.

(1)	Ian V. Jacobs is a U.S. citizen
(2)	402 Capital, LLC is a Delaware limited liability company

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.

84651P100

Item 3	Reporting Person.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4(a)	Amount Beneficially Owned.

(i)	Mr. Jacobs may be deemed the beneficial owner of 2,506,695 shares of Common Stock. This number consists of: (A) 1,212,950 shares of Common Stock held for the account of the Fund, (B) 1,268,745 shares of Common Stock held for the account of SCA, and (C) 25,000 shares of Common Stock held for his personal account.

(ii)	402 Capital may be deemed the beneficial owner of 2,481,695 shares of Common Stock. This number consists of: (A) 1,212,950 shares of Common Stock held for the account of the Fund and (B) 1,268,745 shares of Common Stock held for the account of SCA.

Item 4(b)	Percent of Class.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 23,920,803, the number of shares of Common Stock outstanding as of November 13, 2013, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2013 with the Securities and Exchange Commission.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Fund and SCA have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

402 Capital, LLC

By:	/s/ Ian V. Jacobs
IAN V. JACOBS, Managing Member

/s/ Ian V. Jacobs
Ian V. Jacobs